MORTGAGEBROKERS.COM HOLDINGS, INC.
260 Edgeley Boulevard, Suite 11
Concord, Ontario L4K 3Y4

June 19, 2009

Securities Exchange Commission
Michael R. Clampitt
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:
Mortgagebrokers.com Holdings, Inc.
Form 10-KSB/A for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended September 30, 2008
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 333-105778

Dear Mr. Clampitt:

As a follow up to our letter dated May 29, 2009 regarding the above referenced filings and hereby request an extension to respond to such inquiries.  We have been unable to respond to your comments within the time period allotted and we therefore request a one week extension to fully respond to your comments.

We hereby confirm that we will file our responses to your comment letter by no later than June 26, 2009.  Thank you for your attention to this matter.

Very truly yours,

Mortgagebrokers.com Holdings, Inc.

By: /s/ Alex Haditaghi
       Alex Haditaghi